UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41362

Ostin Technology Group Co., Ltd.

(Translation of registrant’s name into English)

Building 2, 101

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Ostin Technology Group Co., Ltd. (the “Company”) hereby furnishes this Report on Form 6-K to report the matters considered and resolutions passed at the meeting of the Board of Directors (the “Meeting”) held on October 21, 2025. The following is a summary of the principal matters considered and resolutions passed at the Meeting.

Removal of Director and Officer

The Meeting was duly constituted with all directors having received notice, or waived the notice period, and a quorum present in accordance with the current effective Memorandum and Articles of Association of the Company (the “Memorandum and Articles”). The Board noted that Yan Zhao and Lai Kui Sen have been indicted for various offenses, including conspiracy to commit securities fraud and wire fraud, in the United States District Court for the Eastern District of Virginia (the “Indictment”). At the time of the Meeting, Mr. Lai Kui Sen served as a director and Co-Chief Executive Officer of the Company. A copy of the Indictment was tabled and considered in detail by the directors present.

In accordance with Article 29(e) of the Memorandum and Articles, the Board resolved that Mr. Lai Kui Sen be removed as a director of the Company with immediate effect. Further, pursuant to Article 34.6 of the Memorandum and Articles, Mr. Lai Kui Sen was removed from the office of Co-Chief Executive Officer of the Company, also with immediate effect.

The Board authorized Maples Corporate Services Limited to update the Register of Directors and Officers of the Company and to attend to all necessary filings with the Registrar of Companies relating to these removals.

Establishment of Special Committee

A special committee of the Board of Directors (the “Committee”), comprised of the independent directors, was established in accordance with the applicable provisions of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) and the Memorandum and Articles. The Committee is tasked with investigating the facts and circumstances outlined in the Indictment and will provide a comprehensive report to the Board.

Heung Ming Wong, John Carl Mein, and Qiang He, each of whom is an independent director, were appointed as members of the Committee, with John Carl Mein appointed as chairman. The Committee will act in accordance with the requirements of the Companies Act and the Memorandum and Articles, and shall provide reports to the Board detailing the powers exercised and the manner of their exercise.

The Board further authorized and directed the Company’s directors and officers to provide the Committee with all information and materials deemed useful or helpful by the Committee in fulfilling its responsibilities. The Committee is empowered to take any other actions it considers necessary or appropriate to carry out its mandate.

Any director is authorized, in their sole discretion, to execute and deliver any agreements, notices, certificates, authorizations, or other ancillary documents necessary or desirable to effect the removal of Mr. Lai Kui Sen and the establishment of the Committee. Any such documents executed by a director shall be valid and binding on the Company. All prior actions taken by any director, officer, or agent in connection with these matters are confirmed, ratified, and approved in all respects.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ostin Technology Group Co., Ltd.

By:	/s/ Tao Ling
Name:	Tao Ling
Title:	Chief Executive Officer

Date: October 21, 2025

2